

Mail Stop 3030

April 29, 2016

Via E-mail
Robert McNamara
Executive Vice President and Chief Financial Officer
LDR Holding Corporation
13785 Research Boulevard, Suite 200
Austin, Texas 78750

> **Re: LDR Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 001-36095**

Dear Mr. McNamara:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements

Note 15 – Commitments and Contingencies, page F-25

(a) Lease Commitments, page F-25

1.   Refer to footnote (1) to the table of future minimum lease payments. Please tell us the significant terms and conditions of the lease termination provisions and explain how those provisions impacted your conclusion that the lease is cancelable. Refer to the definitions of minimum lease payments and noncancelable lease term in ASC 840-10-20. This comment also applies to your contractual obligations table on page 61.

Robert McNamara
LDR Holding Corporation
April 29, 2016
Page 2

(c) Supplier Agreements, page F-26

2.   We note the significance of your purchase obligations as disclosed on page 61. Please revise future filings to provide all of the disclosures required by ASC paragraph 440-10-50-4 or tell us why no revision to future filings is necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery